Exhibit 99.1

BIGLARI HOLDINGS RAISES OFFER TO ACQUIRE FREMONT
MICHIGAN INSURACORP, INC. TO $31 PER SHARE

SAN ANTONIO, TX — December 30, 2010 — Biglari Holdings Inc. (NYSE: BH) announced today that it has increased its proposal to acquire 100% of the issued and outstanding shares of common stock of Fremont Michigan InsuraCorp, Inc. (OTC Bulletin Board: FMMH.OB) to $31 per share in cash.

Biglari Holdings believes its proposition provides certainty, liquidity, and full and fair value for the shareholders of Fremont, as well as stability for its employees, agents and policyholders.

This press release is for informational purposes only. It is not an offer to buy or the solicitation of an offer to sell any shares. Any solicitation/offer will be made pursuant only to an offer to purchase with related materials filed with the Securities and Exchange Commission (the “SEC”).  Stockholders should read these materials carefully because they will contain important information. Any such material, at no charge, will be available from Biglari Holdings or on the SEC’s website: www.sec.gov.

Forward-Looking Statements

This news release may include “forward-looking statements.”  These statements which may concern anticipated future results are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ markedly from those projected or discussed here. Biglari Holdings cautions readers not to place undue reliance upon any such forward-looking statements, for actual results may differ materially from expectations. Biglari Holdings does not update publicly or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Further information on the types of factors that could affect Biglari Holdings and its business can be found in the company’s filings with the SEC.

CONTACT:  Duane Geiger, +1-317-633-4100